Morgan Stanley Liquid Asset Fund Inc.
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote on the following
proposals: (i) to elect Directors; (ii) to eliminate certain fundamental investment restrictions; (iii) to modify certain fundamental investment restrictions; and (iv) to reclassify
certain fundamental policies as non-fundamental policies.
The proposals failed to obtain the quorum necessary in order to hold the meeting and, therefore, the meeting was
adjourned until August 23, 2006. The August 23, 2006 meeting was further adjourned to September 27, 2006, and later
adjourned to October 30, 2006 to permit further solicitation of proxies.